

The Home of Anti-Malware DNA



PITCH DECK PRESENTATION



Atense Inc.
CYBER **DEFENSE**

STOPS MALWARE WITHOUT KNOWING
ANY MALWARE SIGNATURE

OUR **VISION**

To secure every digital device everywhere.

OUR **GOALS**

To make the world safer; securing people, businesses and governments.



AVAILABLE SOLUTIONS

COMPUTER ANTI-MALWARE SOFTWARE

Only effective after the malware's signature is known

FIREWALL SOFTWARE AND HARDWARE

Only effective if no vulnerability is present

MACHINE LEARNING

Only effective if the machine learning software knew all behaviors of a computer network - but it doesn't!



Even with all available solutions, Computers get hacked!


Atense Inc.
CYBER DEFENSE

ATENSE'S SOLUTION

Anti-malware DNA™ is the only solution which stops all computer malware without knowing any malware's signature

Is a complete shield for a computer, letting authorized software function without hindrance and stopping all computer malware

Is the first and only computer vaccine!



With Atense's solution, computers are protected!



PROBLEM

All current solutions have it in common that malware can be installed and executed on a computer

The same way a computer executes an application program it also executes malware

A computer cannot distinguish between a software and a malware



| Application and Malware Get Installed | Application and Malware Get Executed |



PROBLEM

All current solutions have it in common that malware can be installed and executed on a computer

The same way a computer executes an application program it also executes malware

A computer cannot distinguish between a software and a malware



INSTALLATION

RUNTIME

Application and Malware Get Installed

Application and Malware Get Executed



PROBLEM

All current solutions have it in common that malware can be installed and executed on a computer

The same way a computer executes an application program it also executes malware

A computer cannot distinguish between a software and a malware



INSTALLATION	RUNTIME
Application and Malware Get Installed	Application and Malware Get Executed



PROBLEM

All current solutions have it in common that malware can be installed and executed on a computer

The same way a computer executes an application program it also executes malware

A computer cannot distinguish between a software and a malware



INSTALLATION	RUNTIME
Application and Malware Get Installed	Application and Malware Get Executed



ATENSE'S SOLUTION: SOFTWARE CERTIFICATION

CERTIFICATION

Software are certified to be malware free

INSTALLATION

The computer, uses Atense's hardware and software combination, coverts the software to it's DNA and installs only the software's DNA on the computer

RUNTIME OF SOFTWARE

The computer, using Atense's hardware and software combination, removes the installed software's DNA pulling out only the clean software and runs the clean software on the computer



INSTALLATION

RUNTIME

Software is Converted Into it's DNA and Installed

DNA is Reverted to Software and Executed


Atense Inc.
CYBER **DEFENSE**

ATENSE'S SOLUTION: SOFTWARE CERTIFICATION

CERTIFICATION

Software are certified to be malware free

INSTALLATION

The computer, uses Atense's hardware and software combination, coverts the software to it's DNA and installs only the software's DNA on the computer

RUNTIME OF SOFTWARE

The computer, using Atense's hardware and software combination, removes the installed software's DNA pulling out only the clean software and runs the clean software on the computer



INSTALLATION	RUNTIME
Software is Converted Into it's DNA and Installed	DNA is Reverted to Software and Executed



ATENSE'S SOLUTION: SOFTWARE CERTIFICATION

CERTIFICATION

Software are certified to be malware free

INSTALLATION

The computer, uses Atense's hardware and software combination, coverts the software to it's DNA and installs only the software's DNA on the computer

RUNTIME OF SOFTWARE

The computer, using Atense's hardware and software combination, removes the installed software's DNA pulling out only the clean software and runs the clean software on the computer



INSTALLATION	RUNTIME
Software is Converted Into it's DNA and Installed	DNA is Reverted to Software and Executed

PROGRAM RUNNING



ATENSE'S SOLUTION: MALWARE DISABLING

DISABLING

Malware are identified and disabled before they're able to run in the computer

INSTALLATION

When downloaded, the malware is saved as a clean malware program

RUNTIME

The malware is converted into it's DNA, quarantined and then it is not able to run on the computer



Malware Get Installed in Its Original Form

Malware is Converted Into DNA and Quarantined



ATENSE'S SOLUTION: MALWARE DISABLING

DISABLING

Malware are identified and disabled before they're able to run in the computer

INSTALLATION

When downloaded, the malware is saved as a clean malware program

RUNTIME

The malware is converted into it's DNA, quarantined and then it is not able to run on the computer



INSTALLATION	RUNTIME
Malware Get Installed in Its Original Form	Malware is Converted Into DNA and Quarantined



ATENSE'S SOLUTION: MALWARE DISABLING

DISABLING

Malware are identified and disabled before they're able to run in the computer

INSTALLATION

When downloaded, the malware is saved as a clean malware program

RUNTIME

The malware is converted into it's DNA, quarantined and then it is not able to run on the computer



**Atense Inc.**
CYBER DEFENSE

ATENSE'S SOLUTION: DASHBOARD

IDENTIFYING CYBER ATTACK

If a cyber attack happens, the dashboard displays, with precision, which computer and where in the computer the quarantined malware is stored

FIXING VULNERABILITY

Atense's anti-malware DNA™ and dashboard combination identify threats as they happen, stop infiltration and immediately fix the vulnerability



Dashboard Monitors Network Activities



STAGES OF DEVELOPMENT

ATENSE ANTI-MALWARE DNA TECHNOLOGY CAN BE IMPLEMENTED AS A COMBINATION OF HARDWARE AND SOFTWARE OR SOFTWARE ONLY

✅ Done	Anti-Malware DNA Hardware
	Anti-Malware DNA Software
	Anti-Malware DNA Dashboard
	Software Certification
	Other Anti-Malware DNA Software Enhancements





STAGES OF DEVELOPMENT

ATENSE ANTI-MALWARE DNA TECHNOLOGY CAN BE IMPLEMENTED AS A COMBINATION OF HARDWARE AND SOFTWARE OR SOFTWARE ONLY

✓ Done	Anti-Malware DNA Hardware
✓ Done	Anti-Malware DNA Software
	Anti-Malware DNA Dashboard
	Software Certification
	Other Anti-Malware DNA Software Enhancements





STAGES OF DEVELOPMENT

ATENSE ANTI-MALWARE DNA TECHNOLOGY CAN BE IMPLEMENTED AS A COMBINATION OF HARDWARE AND SOFTWARE OR SOFTWARE ONLY






Atense Inc.
CYBER DEFENSE

STAGES OF DEVELOPMENT

ATENSE ANTI-MALWARE DNA TECHNOLOGY CAN BE IMPLEMENTED AS A COMBINATION OF HARDWARE AND SOFTWARE OR SOFTWARE ONLY

✓ Done	Anti-Malware DNA Hardware
✓ Done	Anti-Malware DNA Software
✓ Done	Anti-Malware DNA Dashboard
To Be Implemented	Software Certification
	Other Anti-Malware DNA Software Enhancements





STAGES OF DEVELOPMENT

ATENSE ANTI-MALWARE DNA TECHNOLOGY CAN BE IMPLEMENTED AS A COMBINATION OF HARDWARE AND SOFTWARE OR SOFTWARE ONLY



✓ Done	Anti-Malware DNA Hardware
✓ Done	Anti-Malware DNA Software
✓ Done	Anti-Malware DNA Dashboard
To Be Implemented	Software Certification
Under Development	Other Anti-Malware DNA Software Enhancements



INSTALLATION   RUNTIME

PROGRAM RUNNING


Atense Inc.
CYBER DEFENSE

CYBER SECURITY MARKET OPPORTUNITY

THREATS

- Phishing
- Code Injection
- Trojan Horses
- Botnet
- Keyboard Loggers
- Data Theft
- Data Ransoming

 Industry grosses over $13 billion

 Cybersecurity is #1 concern for bank CEOs

 Most security software is reactive

 Public awareness growing

 Trump Cybersecurity Executive Order



INDUSTRY ANALYSIS

Market Concentration

Top 3 players - 36% market share
3700 firms - remaining 64%

Low barriers to entry



Check Point
McAfee
Symantec

36%

Others

64%



COMPETITION

THEY HAVE IN COMMON

REACTIVE SOLUTION

React to already known cyber security flaws

ATENSE

PROACTIVE SOLUTION

Stops a cyber attack without knowing any cyber security flaw



Symantec — $3.1 billion



McAfee — $2.1 billion



Check point Software Technologies — $468 million


Atense Inc.
CYBER DEFENSE

SECURITY SOFTWARE MARKET SEGMENT

US GOVERNMENT = 7.4%

$15 billion has been proposed for cyber security spending for the budget of 2019, representing a 4.1% increase from 2019

US BUSINESS = 71.6%

BANKING AND FINANCE

Range from $22 million to $34.1 billion in annual sales

RETAILERS

Range from $125 million to $19 billion in annual revenue

HEALTH CARE

Range in size $45 million to $34 billion in annual revenue



ATENSE TARGET MARKET

7.4%

21%

71.6%

■ Business   ■ Consumers   ■ Government



MARKETING STRATEGIES



Demonstrate — Demonstrate Atense's Computer Vaccine Superiority

Identify — Identify Primary Target Markets and Prospects

Create — Create Market Awareness

Implement — Implement Marketing and Sales Campaigns



INDEPENDENT TESTING



GOVERNMENT TESTING




CYBERSECURITY INDUSTRY ORGANIZATIONS



COLLEGES AND UNIVERSITIES



MARKETING STRATEGIES



Demonstrate — Demonstrate Atense's Computer Vaccine Superiority

Identify — Identify Primary Target Markets and Prospects

Create — Create Market Awareness

Implement — Implement Marketing and Sales Campaigns



HEALTHCARE



RETAILERS




FINANCIAL SERVICES



GOVERNMENT AND MILITARY



MARKETING STRATEGIES



Demonstrate — Demonstrate Atense's Computer Vaccine Superiority

Identify — Identify Primary Target Markets and Prospects

Create — Create Market Awareness

Implement — Implement Marketing and Sales Campaigns



Publishing Papers, Articles, Press Release

Conferences

Blogs

Industry Associations



MARKETING STRATEGIES



Demonstrate — Demonstrate Atense's Computer Vaccine Superiority

Identify — Identify Primary Target Markets and Prospects

Create — Create Market Awareness

Implement — Implement Marketing and Sales Campaigns



Marketing Team

Captive Sales Force

Strategic Partnerships



ATENSE'S TEAM: JOHN ALMEIDA - FOUNDER AND CEO



- Over 20 years experience as software architect and software engineer

- Digital electronic engineer

- Founded and managed UnoWeb - over $2 million in licensing revenues

- New venture experience

- 16 US patents for UnoWeb

- Architected, engineered, and developed the UnoWeb.com and UnoWebDemo.com e-commerce and social online platforms

- Has 6 US patents for Atense's anti-malware DNA technology and more US patents are underway

- Has 2 patents for Atense's anti-malware DNA technology filed in Europe, China and India


Atense Inc.
CYBER **DEFENSE**

ATENSE'S TEAM: ROHIT MAGDUM - CTO



Over 10 years experience as software architect and software engineer

Co-founded VoidStarIndia Solutions LLP a software development firm in Pune India

Has managed software development for global clients

Expert in kernel development for Windows and Linux

Managed development team in the areas of: machine learning, cyber security and network security

Developed IoT driver for Dell

Knowledgeable in cloud computing

Project leader for the development of Atense Computer Vaccine interfacing Windows with Atense's software and hardware



ATENSE'S TEAM: WILLIAM ARCHIBALD - CPO



- Mr. Archibald began his career in the 90's as an embedded chip designer at Nippon Motorola, Ltd. with Sony, Canon, and Matsushita as clients

- He was founder and CTO of GlobeSet, which raised over $90M in equity financing, and developed payment systems used in over five-dozen financial institutions in over 20 countries

- As CTO, he strategized, developed, executed and managed go-to-market plan generating revenue and customer traction necessary to raise significant equity capital for GlobeSet

- He has over 20 year of experience as founder, CTO, Chief Knowledge Officer, Intellectual Property management, trend analyst and technology strategist

- His skills include patent portfolio development and developing product development designs and plans, business plans, business models, and marketing strategies in partnership with early stage teams

- His start-up and corporate experience include work in software organizations in the consumer embedded systems, communication systems, computer graphics, cryptographic security, and financial systems spaces

- His developmental experience includes semiconductor, real-time event driven, security, enterprise software and financial systems with over two dozen patents worldwide



ATENSE'S TEAM: RICK O'HARA - ADVISOR AND ACTING COO



- Mr. O'Hara has over thirty years of experience in management, business and strategic planning, financial modeling, and launching new ventures. He prepared the investor package for a cyber security firm with a technology to protect IoT networks

- Rick served as CFO for MVC Environmental, Deep River Group, Carter Wind Energy, Paramount Digital Entertainment, Carter Aviation Technologies, and Trinity Thermal Systems.

- While interim CFO at Inland Environmental & Remediation, he participated in a $15 million mezzanine raise.

- As CFO at Trinity Thermal Systems, he helped raise $1 million in funding for their thermal energy storage technology.

- As CFO at Carter Wind Energy, he developed engineering models to calculate power density curves for multi-megawatt wind turbines. With the CEO, he developed grant proposals to develop next generation multi-megawatt wind turbines for NREL and the SBIR.

- As CFO at Carter Aviation Technologies, he raised $1 million in equity funding and created a$15 million proposal for DARPA.

- While Director of Business Planning at The Becker Group of Companies, he oversaw business development and finance for four technology startups.

- As Marketing Manager at Teledyne Analytical Instruments, he managed the launch of four new product lines.



THE END

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